SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE

NEW YORK 10036-6522

TEL: (212) 735-3000

FAX: (212) 735-2000

www.skadden.com

June 2, 2014

VIA EDGAR TRANSMISSION

Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

RE:     Endurance Specialty Holdings Ltd.

Ladies and Gentlemen:

On behalf of our client, Endurance Specialty Holdings Ltd., a Bermuda exempted company (“Endurance”), in connection with Endurance’s proposal to the Aspen Insurance Holdings Limited (“Aspen”) board of directors to acquire all Aspen common shares for $3.2 billion, or $49.50 per Aspen common share as of April 11, 2014 (the last trading day prior to the public announcement of Endurance’s initial proposal to acquire Aspen) (“Endurance’s Acquisition Proposal”), we are filing via EDGAR a preliminary solicitation statement on Schedule 14A with respect to the solicitation from Aspen shareholders of (i) written requisitions that the Aspen board of directors convene a special general meeting of the Aspen shareholders in connection with a proposed increase in the size of Aspen’s board of directors from 12 to 19 directors and (ii) shareholder authorizations to support the proposal of a scheme of arrangement by Endurance, which will entail the holding of a meeting of Aspen shareholders, if ordered by the Supreme Court of Bermuda, at which the Aspen common shareholders would consider and vote on a scheme of arrangement under Section 99 of the Companies Act 1981 of Bermuda, pursuant to which Endurance would acquire all of the outstanding Aspen common shares on financial terms no less favorable than those set forth in Endurance’s Acquisition Proposal.

If you have any questions regarding this filing, please contact Richard Grossman at (212) 735-2116 or Todd Freed at (212) 735-3714 at Skadden, Arps, Slate, Meagher & Flom LLP.

Very truly yours,

/s/ Todd Freed

cc:     John V. Del Col, Endurance Specialty Holdings Ltd.